Filed by Brookline Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Brookline Bancorp, Inc.

Commission File No.: 0-23695

Merger of Equals FAQs

After today’s announcement there are sure to be a lot of questions. Some may have answers, others will be answered in the coming days and months. The following set of FAQs may not answer all your questions today. However, both companies are committed to providing clear, ongoing communication to our employees and customers as the merger moves forward. This is our first communication to address some immediate questions.

1.	Is the Company being sold?

Brookline Bancorp has agreed to complete a merger of equals (“MOE”) with Berkshire Hills Bancorp. An MOE is a business transaction in which two companies of a similar size combine to form a single company.

As part of the MOE, all three of Brookline Bancorp’s banks (Brookline Bank, BankRI, PCSB Bank), and Berkshire Bank will merge into one bank, under a renamed holding company with a new bank name. We will continue to share updates about these new entities as we move towards the closing date.

While we will all be part of one bank going forward, we will maintain our commitment to our employees, our customers, and the communities we serve in each of our existing footprints.

To support this commitment, many of the current Management Team members will continue to be part of the senior and executive leadership of the new organization.

2.	Why is the merger of equals good for our companies?

The merger of equals provides the combined organization with an increased banking footprint in very attractive markets. Additionally, it establishes our combined organization as one of the largest Northeast regional banking franchises in our markets.

3.	Why is Berkshire the right bank to partner with?

Berkshire is a well-respected bank with strong financials, a similar culture, operating philosophy and with business operations in very attractive markets that complement our existing footprint and expand our market reach to the areas of Massachusetts we do not currently operate in, parts of Connecticut, Vermont and additional locations in New York. By partnering together, both of our organizations will have increased business opportunities in our markets.

4.	What’s going to happen to my job?

We want to express a transparent understanding of the concern employees feel when mergers are announced. First and foremost, for now and the immediate future, everything is business as usual. The employees of each organization will be an integral part of the combined company. We expect employees from across the Company and the Banks will be involved and helping to execute a seamless transition for our combined customers. Mergers of equal are about the value of combining two similar organizations, customers, employees and cultures.

We expect the merger to create synergies within the combined organization and, as a result, some positions will be impacted. Our teams are working closely to minimize job-related impacts. The new larger company will also have new opportunities. Any affected employees will receive advance notice, severance packages and the opportunity to apply for other open positions within the company.

5.	Will there be any branch consolidations?

Brookline and Berkshire have complementary geographic footprints with limited branch overlap. The company has identified four locations that will likely be consolidated based on the proximity of Berkshire and Brookline branches. We will communicate with employees and clients well in advance of any changes and make every effort to minimize any job impacts.

6.	What does this mean for the many projects we are currently working on?

As noted above, it’s business as usual. Any projects or objectives you’re working on have been asked to work on should continue. If there is a need to shift gears or change course, you will be notified by your manager.

7.	What impact will the merger of equals have on our customers?

There will be no immediate impact to our customers; it will be “business as usual.” Each of the bank conversions will occur over a period of time following the closing of the transaction which is anticipated to occur in the second half of 2025. Once all of the conversions are completed, customers of all four banks will have access to more than 140 branches and ATMs for added convenience. As the merger progresses, all necessary communication will be provided to our customers.

8.	What should I do if I am contacted by a reporter asking for details about the transaction?

All media inquiries should be directed to Karen Schwartzman, Polaris Public Relations 617-710-1407.

9.	How are each of the organizations communicating with their employees and what should I do if I have additional questions?

In connection with the announcement of the transaction, each company will hold a Town Hall meeting for their employees with their CEO. It is expected that department managers will hold a team meeting following the Town Hall for their teams. Going forward, department managers will become the key point of contact. As information is made available it will be shared with these managers and they will make it available to their teams. It’s important to note there may be more questions than answers at this stage. Your manager is here to support you and your coworkers.

10.	How should I describe the new company to my customers and what they should expect?

As far as your relationship with the Bank, this is business as usual. Your service teams will not be changing, you’ll still have access to your teams as you always have.

Any changes that may occur will not happen until at least the second half of 2025 and we will communicate with those well in advance.

11.	May I send information to customers in writing?

While it is important to reassure our customers that it is business as usual, please do not draft your own written communications to customers about the transaction. If customers have questions about the transaction, you may direct them to the press release located on our websites.

As a publicly traded company, any information in writing about the transaction must be consistent with what has already been publicly disseminated, otherwise, the Company must file any new written communications with the Securities and Exchange Commission.

Closing

Please remember, everything is business as usual.  Our focus remains on serving our internal and external customers, each and every day, and that priority will continue throughout this transition. While there’s already been a dedicated group of stakeholders working diligently behind the scenes on this project, we’ll need even more stakeholder participation and assistance in the weeks and months ahead.

We thank you in advance for your efforts and willingness to go above and beyond to ensure a smooth transition and warm welcome for our joint customers, and to maintain the high level of service to which our existing customers are accustomed.